SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Material Contained in this Report

1.	ORIX’s Third Quarter Consolidated Financial Results (April 1, 2021 – December 31, 2021) filed with the Tokyo Stock Exchange on Monday, February 7, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: February 7, 2022	By	/s/ Hitomaro Yano
Hitomaro Yano
Executive Officer Head of Treasury and Accounting Headquarters

Consolidated Financial Results

April 1, 2021 – December 31, 2021

February 7, 2022

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations and Sustainability Department

ORIX Corporation

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, 105-5135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2021 to December 31, 2021

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol: IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Nine Months Ended December 31, 2021

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
December 31, 2021	1,868,113	12.2%	282,119	45.6%	316,689	51.1%	211,341	48.8%
December 31, 2020	1,665,694	(3.0%)	193,703	(18.2%)	209,581	(40.2%)	142,015	(41.9%)

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥268,097 million for the nine months ended December 31, 2021 (year-on-year change was a 107.0% increase) and ¥129,493 million for the nine months ended December 31, 2020 (year-on-year change was a 43.1% decrease).

	Basic Earnings Per Share	Diluted Earnings Per Share
December 31, 2021	175.17	174.98
December 31, 2020	114.27	114.17

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share and dividend amounts, which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
December 31, 2021	14,091,160	3,244,765	3,147,960	22.3%
March 31, 2021	13,563,082	3,103,144	3,028,456	22.3%

*Note 2:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2021	—	35.00	—	43.00	78.00
March 31, 2022	—	39.00	—	—	—

March 31, 2022 (Est.)	—	—	—	39.00	78.00

*Note 3:

The annual dividend per share is planned to be an amount that a dividend payout ratio is computed at 33%, or the amount of 78 yen, whichever is higher. In the above, the minimum dividend has been stated. For details of dividend forecast for the fiscal year ending March 31, 2022, please refer to “Notice Regarding Revision of Consolidated Earnings Forecast and Dividend Forecast for the Fiscal Year Ending March 31, 2022” announced on December 17, 2021.

3. Forecast for the Year Ending March 31, 2022 (Unaudited)

	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2022	310,000	61.1%

*Note 4:

Although forward-looking statements in this document are based on information currently available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoption of new accounting standards	Yes ( x ) No ( )

2. Other than those above	Yes ( ) No ( x )

*Note 5:	For details, please refer to “2. Financial Information (6) Changes in Accounting Policies” on page 14.

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,285,724,480 as of December 31, 2021, and 1,285,724,480 as of March 31, 2021.

2. The number of treasury stock was 90,361,337 as of December 31, 2021, and 66,231,916 as of March 31, 2021.

3. The average number of outstanding shares was 1,206,467,458 for the nine months ended December 31, 2021, and 1,242,764,847 for the nine months ended December 31, 2020.

The Company’s shares held through the Board Incentive Plan Trust (2,142,248 shares as of December 31, 2021 and 2,154,248 shares as of March 31, 2021) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock that are deducted from the basis of the calculation of per share data.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

Financial Results for the Nine Months Ended December 31, 2021

		Nine months ended December 31, 2020	Nine months ended December 31, 2021	Change
				Amount	Percent
Total Revenues	(millions of yen)	1,665,694	1,868,113	202,419	12%
Total Expenses	(millions of yen)	1,471,991	1,585,994	114,003	8%
Income before Income Taxes	(millions of yen)	209,581	316,689	107,108	51%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	142,015	211,341	69,326	49%
Earnings Per Share (Basic)	(yen)	114.27	175.17	60.90	53%
(Diluted)	(yen)	114.17	174.98	60.81	53%
ROE (Annualized) *1	(%)	6.4	9.1	2.7	—
ROA (Annualized) *2	(%)	1.43	2.04	0.61	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Overview of Business Performance (April 1, 2021 to December 31, 2021)

Total revenues for the nine months ended December 31, 2021 (hereinafter, “the third consolidated period”) increased 12% to ¥1,868,113 million compared to ¥1,665,694 million during the same period of the previous fiscal year due to increases in services income, operating leases revenues, sales of goods and real estate, and gains on investment securities and dividends.

Total expenses increased 8% to ¥1,585,994 million compared to ¥1,471,991 million during the same period of the previous fiscal year due to increases in services expense, costs of operating leases, costs of goods and real estate sold, and selling, general and administrative expenses.

Equity in net income (loss) of affiliates increased 308% to ¥8,465 million compared to ¥2,077 million and gains on sales of subsidiaries and affiliates and liquidation losses, net increased 177% to ¥26,105 million compared to ¥9,436 million during the same period of the previous fiscal year.

Due to the above results, income before income taxes for the third consolidated period increased 51% to ¥316,689 million compared to ¥209,581 million during the same period of the previous fiscal year and net income attributable to ORIX Corporation shareholders increased 49% to ¥211,341 million compared to ¥142,015 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the third consolidated period increased 45% to ¥350,781 million compared to the same period of the previous fiscal year.

Since April 1, 2021, a portion of interest expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to its respective segments. In addition, a portion of selling, general and administrative expenses, which were initially recorded in each respective segment, have been included in the difference between segment total profits and consolidated amounts. Furthermore, a portion of the leasing business in the Environment and Energy segment was transferred to the Corporate Financial Services and Maintenance Leasing segment. As a result of these changes, segment assets information as of March 31, 2021 and segment profits information for the nine months ended December 31, 2020 have been retrospectively restated.

Segment information for the third consolidated period is as follows:

Corporate Financial Services and Maintenance Leasing: Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment; Yayoi

	Nine months ended December 31, 2020 (millions of yen)	Nine months ended December 31, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	50,442	71,068	20,626	41

	As of March 31, 2021 (millions of yen)	As of December 31, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,676,063	1,637,034	(39,029)	(2)

Segment profits increased 41% to ¥71,068 million compared to the same period of the previous fiscal year. This increase was due to an increase in gains on investment securities and dividends resulting from the IPO of an investee, and an increase in operating leases revenues resulting from an increase in gains on sales of used cars in our automobile-related businesses and an increase in lending of electronic measuring instruments and ICT-related equipment in our rental business.

Segment assets decreased 2% to ¥1,637,034 million compared to the end of the previous fiscal year. This decrease was due to decreases in net investment in leases, installment loans, and investment in operating leases.

Real Estate: Real estate development, rental and management; facility operations; real estate asset management

	Nine months ended December 31, 2020 (millions of yen)	Nine months ended December 31, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	16,575	27,861	11,286	68

	As of March 31, 2021 (millions of yen)	As of December 31, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	872,095	888,077	15,982	2

Segment profits increased 68% to ¥27,861 million compared to the same period of the previous fiscal year. This increase was due to an increase in sales of real estate by DAIKYO INCORPORATED and its subsidiaries, and an increase in operating leases revenues resulting from sales of real estate under operating leases.

Segment assets increased 2% to ¥888,077 million compared to the end of the previous fiscal year. This increase was due to an increase in advances for finance lease and operating lease.

PE Investment and Concession: Private equity investment; concession

	Nine months ended December 31, 2020 (millions of yen)	Nine months ended December 31, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	4,580	(10,243)	(14,823)	—

	As of March 31, 2021 (millions of yen)	As of December 31, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	378,698	356,907	(21,791)	(6)

Segment profits decreased by ¥14,823 million to losses of ¥10,243 million compared to the same period of the previous fiscal year. This decrease was due to the write-down of assets to be transferred in connection with the conclusion of asset transfer agreements scheduled to be executed during the three months ending March 31, 2022 at a certain investee, as well as the write-down of inventories at a certain investee. In addition, there was a decrease in equity in net income (loss) of affiliates at our three airports in Kansai in our concession business.

Segment assets decreased 6% to ¥356,907 million compared to the end of the previous fiscal year. This decrease was due to a decrease in inventories and property under facility operations at a certain investee.

Environment and Energy: Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and electricity storage system; recycling and waste management

	Nine months ended December 31, 2020 (millions of yen)	Nine months ended December 31, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	17,085	18,447	1,362	8

	As of March 31, 2021 (millions of yen)	As of December 31, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	489,174	696,957	207,783	42

Segment profits increased 8% to ¥18,447 million compared to the same period of the previous fiscal year. This increase was due to an increase in gains on sales of subsidiaries and affiliates resulting from the sales of investees, and an increase in equity in net income (loss) of affiliates at an investee, partially offset by the absence of bargain purchase gains recorded in the same period of the previous fiscal year resulting from the conversion of an investee involved in wind power generation business in India into a wholly owned subsidiary.

Segment assets increased 42% to ¥696,957 million compared to the end of the previous fiscal year. This increase was due to the recording of property under facility operations and goodwill resulting from the acquisition of a subsidiary.

Insurance: Life insurance

	Nine months ended December 31, 2020 (millions of yen)	Nine months ended December 31, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	51,547	45,697	(5,850)	(11)

	As of March 31, 2021 (millions of yen)	As of December 31, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,959,521	2,073,511	113,990	6

Despite an increase in life insurance premiums and related investment income at ORIX Life Insurance in line with an increase in insurance contracts, segment profits decreased 11% to ¥45,697 million compared to the same period of the previous fiscal year due to a decrease in reversal of policy liability reserve related to variable life insurance contracts at the former Hartford Life Insurance.

Segment assets increased 6% to ¥2,073,511 million compared to the end of the previous fiscal year. This increase was due to an increase in investment in securities.

Banking and Credit: Banking and consumer finance

	Nine months ended December 31, 2020 (millions of yen)	Nine months ended December 31, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	38,398	34,425	(3,973)	(10)

	As of March 31, 2021 (millions of yen)	As of December 31, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,690,627	2,698,248	7,621	0

Segment profits decreased 10% to ¥34,425 million compared to the same period of the previous fiscal year. As the same period of the previous fiscal year was affected by sluggish demand for funds, provision for credit losses at ORIX Credit increased. In addition, there was an increase in advertising expenses.

Segment assets totaled ¥2,698,248 million, remaining relatively unchanged compared to the end of the previous fiscal year.

Aircraft and Ships: Aircraft leasing and management; ship-related finance and investment

	Nine months ended December 31, 2020 (millions of yen)	Nine months ended December 31, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	4,344	3,210	(1,134)	(26)

	As of March 31, 2021 (millions of yen)	As of December 31, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	601,762	645,870	44,108	7

Segment profits decreased 26% to ¥3,210 million compared to the same period of the previous fiscal year. This decrease was due to a decrease in equity in net income (loss) of affiliates, as Avolon Holdings Limited recorded losses, despite increases in services income and operating leases revenues in our ship-related businesses.

Segment assets increased 7% to ¥645,870 million compared to the end of the previous fiscal year. This increase was due to an increase in installment loans.

ORIX USA: Finance, investment and asset management in the Americas

	Nine months ended December 31, 2020 (millions of yen)	Nine months ended December 31, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	25,120	68,216	43,096	172

	As of March 31, 2021 (millions of yen)	As of December 31, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,220,081	1,336,869	116,788	10

Segment profits increased 172% to ¥68,216 million compared to the same period of the previous fiscal year. This increase was due to increases in gains on investment securities and dividends and gains on sales of subsidiaries and affiliates resulting from the sales of investees. In addition, there was a decrease in provision for credit losses.

Segment assets increased 10% to ¥1,336,869 million compared to the end of the previous fiscal year. This increase was due to an increase in installment loans.

ORIX Europe: Asset management of global equity and fixed income

	Nine months ended December 31, 2020 (millions of yen)	Nine months ended December 31, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	27,089	56,167	29,078	107

	As of March 31, 2021 (millions of yen)	As of December 31, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	369,546	405,055	35,509	10

Segment profits increased 107% to ¥56,167 million compared to the same period of the previous fiscal year. This increase was due to an increase in services income resulting from an increase in the average amount of assets under management.

Segment assets increased 10% to ¥405,055 million compared to the end of the previous fiscal year. This increase was due to an increase in investment in securities.

Asia and Australia: Finance and investment businesses in Asia and Australia

	Nine months ended December 31, 2020 (millions of yen)	Nine months ended December 31, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	7,248	35,933	28,685	396

	As of March 31, 2021 (millions of yen)	As of December 31, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,084,222	1,213,353	129,131	12

Segment profits increased 396% to ¥35,933 million compared to the same period of the previous fiscal year. This increase was due to the absence of the recording of an impairment loss on an investment in an affiliate recorded in the same period of the previous fiscal year, and an increase in gains on sales of subsidiaries and affiliates resulting from the sales of investees. In addition, there was increases in finance revenues in China and South Korea and operating leases revenues in Australia.

Segment assets increased 12% to ¥1,213,353 million compared to the end of the previous fiscal year. This increase was due to increases in net investment in leases, installment loans and investment in operating leases in China, South Korea, and Australia. In addition, there was an increase in investment in affiliates in China.

(2) Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2021	As of December 31, 2021	Change
				Amount	Percent
Total Assets	(millions of yen)	13,563,082	14,091,160	528,078	4%
(Segment Assets)		11,341,789	11,951,881	610,092	5%
Total Liabilities	(millions of yen)	10,459,938	10,846,395	386,457	4%
(Short-term and Long-term Debt)		4,724,102	5,016,628	292,526	6%
(Deposits)		2,317,785	2,281,464	(36,321)	(2)%
Shareholders’ Equity	(millions of yen)	3,028,456	3,147,960	119,504	4%
Shareholders’ Equity Per Share	(yen)	2,487.77	2,638.20	150.43	6%

Note 1:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on U.S. GAAP.
Note 2:	Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets increased 4% to ¥14,091,160 million compared to ¥13,563,082 million at the end of the previous fiscal year due to increases in installment loans, investment in securities, property under facility operations and other assets despite decreases in cash and cash equivalents, and trade notes, accounts and other receivable. In addition, segment assets increased 5% to ¥11,951,881 million compared to the end of the previous fiscal year.

Total liabilities increased 4% to ¥10,846,395 million compared to ¥10,459,938 million at the end of the previous fiscal year due to increases in short-term debt and policy liabilities and policy account balances despite decreases in long-term debt, deposits and trade notes, accounts and other payable.

Shareholders’ equity increased 4% to ¥3,147,960 million compared to the end of the previous fiscal year.

2. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

(millions of yen)

Assets		As of March 31, 2021	As of December 31, 2021
Cash and Cash Equivalents		951,242	896,039
Restricted Cash		128,333	135,126
Net Investment in Leases		1,029,518	1,052,017
Installment Loans		3,670,784	3,851,697
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥63,272 million
December 31, 2021	¥156,950 million
Allowance for Credit Losses		(78,945)	(79,116)
Investment in Operating Leases		1,408,189	1,410,656
Investment in Securities		2,660,443	2,828,488
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥9,384 million
December 31, 2021	¥17,414 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2021
Amortized Cost	¥2,026,767 million
Allowance for Credit Losses	¥(120) million
December 31, 2021
Amortized Cost	¥2,179,191 million
Allowance for Credit Losses	¥(124) million
Property under Facility Operations		491,855	604,266
Investment in Affiliates		887,764	934,927
Trade Notes, Accounts and Other Receivable		354,334	308,829
Inventories		142,156	138,022
Office Facilities		246,399	239,687
Other Assets		1,671,010	1,770,522
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥6,297 million
December 31, 2021	¥5,269 million

Total Assets		13,563,082	14,091,160

Liabilities and Equity
Short-term Debt		307,269	665,886
Deposits		2,317,785	2,281,464
Trade Notes, Accounts and Other Payable		260,712	226,494
Policy Liabilities and Policy Account Balances		1,822,422	1,912,474
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥266,422 million
December 31, 2021	¥216,208 million
Current and Deferred Income Taxes		363,460	419,990
Long-term Debt		4,416,833	4,350,742
Other Liabilities		971,457	989,345

Total Liabilities		10,459,938	10,846,395

Commitments and Contingent Liabilities

Common Stock		221,111	221,111
Additional Paid-in Capital		259,361	261,407
Retained Earnings		2,744,588	2,856,748
Accumulated Other Comprehensive Income (Loss)		(84,650)	(29,369)
Treasury Stock, at Cost		(111,954)	(161,937)

Total ORIX Corporation Shareholders’ Equity		3,028,456	3,147,960
Noncontrolling Interests		74,688	96,805

Total Equity		3,103,144	3,244,765

Total Liabilities and Equity		13,563,082	14,091,160

Note :	Breakdown of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2021	As of December 31, 2021
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	(16,208)	(3,635)
Debt valuation adjustments	558	504
Defined benefit pension plans	(21,073)	(20,906)
Foreign currency translation adjustments	(36,456)	751
Net unrealized gains (losses) on derivative instruments	(11,471)	(6,083)

Total	(84,650)	(29,369)

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Nine months ended December 31, 2020	Nine months ended December 31, 2021
Revenues :
Finance revenues	201,230	209,143
Gains on investment securities and dividends	27,502	48,390
Operating leases	296,520	340,968
Life insurance premiums and related investment income	356,147	348,701
Sales of goods and real estate	290,541	323,918
Services income	493,754	596,993

Total Revenues	1,665,694	1,868,113

Expenses :
Interest expense	60,811	50,458
Costs of operating leases	220,465	241,114
Life insurance costs	265,278	263,004
Costs of goods and real estate sold	247,138	285,160
Services expense	313,393	356,548
Other (income) and expense	15,007	(8,762)
Selling, general and administrative expenses	334,928	378,524
Provision for credit losses	10,166	4,670
Write-downs of long-lived assets	591	15,068
Write-downs of securities	4,214	210

Total Expenses	1,471,991	1,585,994

Operating Income	193,703	282,119
Equity in Net Income (Loss) of Affiliates	2,077	8,465
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	9,436	26,105
Bargain Purchase Gain	4,365	0

Income before Income Taxes	209,581	316,689
Provision for Income Taxes	64,266	100,961

Net Income	145,315	215,728

Net Income Attributable to the Noncontrolling Interests	3,323	4,387

Net Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(23)	0

Net Income Attributable to ORIX Corporation Shareholders	142,015	211,341

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		(millions of yen)

	Nine months ended December 31, 2020	Nine months ended December 31, 2021
Net Income :	145,315	215,728

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(4,227)	12,573
Net change of debt valuation adjustments	(643)	(54)
Net change of defined benefit pension plans	196	166
Net change of foreign currency translation adjustments	(11,617)	40,352
Net change of unrealized gains (losses) on derivative instruments	1,271	5,686
Total other comprehensive income (loss)	(15,020)	58,723

Comprehensive Income	130,295	274,451

Comprehensive Income Attributable to the Noncontrolling Interests	1,105	6,354

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(303)	0

Comprehensive Income Attributable to ORIX Corporation Shareholders	129,493	268,097

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(6) Changes in Accounting Policies

(Adoption of New Accounting Standards)

In December 2019, Accounting Standards Update 2019-12 (“Simplifying the Accounting for Income Taxes”—ASC 740 (“Income Taxes”)) was issued. This update removes the exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment, the exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary, and other exceptions. This update also simplifies certain other elements of the accounting for income taxes. The income tax simplifications related to changes in ownership of foreign equity method investments and foreign subsidiaries shall be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The other amendments in this update shall be applied on a retrospective basis to all periods presented, or on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption, or on a prospective basis. The Company and its subsidiaries adopted this update on April 1, 2021. The effects of adopting this update on the Company and its subsidiaries’ financial position at the adoption date were a decrease of ¥215 million in current and deferred income taxes and an increase of ¥215 million in retained earnings in the consolidated balance sheets. There is no material effect on the Company and its subsidiaries’ results of operation and financial position as of and for the nine months ended December 31, 2021 by adopting this update, as compared to the guidance that was in effect before the change.

(7) Segment Information (Unaudited)

Segment Information by Sector

					(millions of yen)

	Nine Months ended December 31, 2020		Nine Months ended December 31, 2021		March 31, 2021	December 31, 2021
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services and Maintenance Leasing	319,528	50,442	337,945	71,068	1,676,063	1,637,034
Real Estate	253,921	16,575	294,257	27,861	872,095	888,077
PE Investment and Concession	243,903	4,580	281,009	(10,243)	378,698	356,907
Environment and Energy	102,594	17,085	107,167	18,447	489,174	696,957
Insurance	359,208	51,547	352,192	45,697	1,959,521	2,073,511
Banking and Credit	63,071	38,398	65,019	34,425	2,690,627	2,698,248
Aircraft and Ships	22,569	4,344	29,305	3,210	601,762	645,870
ORIX USA	95,084	25,120	122,697	68,216	1,220,081	1,336,869
ORIX Europe	116,759	27,089	171,017	56,167	369,546	405,055
Asia and Australia	92,818	7,248	108,878	35,933	1,084,222	1,213,353

Segment Total	1,669,455	242,428	1,869,486	350,781	11,341,789	11,951,881

Difference between Segment Total and Consolidated Amounts	(3,761)	(32,847)	(1,373)	(34,092)	2,221,293	2,139,279

Consolidated Amounts	1,665,694	209,581	1,868,113	316,689	13,563,082	14,091,160

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

Since April 1, 2021, a portion of interest expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to its respective segments. In addition, a portion of selling, general and administrative expenses, which were initially recorded in each respective segment, have been included in the difference between segment total profits and consolidated amounts. Furthermore, a portion of the leasing business in the Environment and Energy segment was transferred to the Corporate Financial Services and Maintenance Leasing segment. As a result of these changes, segment assets information as of March 31, 2021 and financial information of the segments for the nine months ended December 31, 2020 has been retrospectively restated.

Note 3:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in difference between segment total and consolidated amounts.

(8) Subsequent Events

The company had cancelled its own shares pursuant to the policy regarding cancellation of its own shares approved by the resolution at the Board of Directors meeting held on October 28, 2019. The details of the cancellation of the Company’s own shares subsequent to the balance sheet date are as follows.

• Class of shares cancelled	Common shares
• Number of shares cancelled	27,447,393 shares
• Cancellation date	January 20, 2022